Exhibit 99.1

Cellect Biotechnology Files Registration Statement in Connection with Proposed Strategic Merger Agreement with Quoin Pharmaceuticals

Transaction Expected to Close in the 2021 Third Quarter

Tel Aviv, Israel June 16, 2021 – Cellect Biotechnology Ltd. (NASDAQ: "APOP"), a developer of innovative technology that enables the functional selection of stem cells, announced today that it has filed a registration statement, including a joint proxy statement/prospectus (“Proxy Statement”), with the Securities and Exchange Commission (SEC) in connection with its proposed strategic merger with privately-held Quoin Pharmaceuticals. Quoin is a specialty pharmaceutical company focused on rare and orphan diseases. Quoin’s leadership team is made up of industry veterans, with extensive relevant executive experience and proven records of recent success in the pharmaceutical industry. The transaction is currently expected to close in the 2021 third quarter.

The Company believes the progress of Quoin’s clinical programs, and the secured investments of $25.5 million, will benefit and maximize Cellect shareholders. In addition, the Company believes that the payments to be distributed to Cellect’s pre-closing shareholders under the Contingent Value Right (CVR) could add a significant component to the overall value received by the Cellect shareholders as a result of this transaction.

Stockholders are advised to read definitive Proxy Statement, when the Company furnishes the Proxy Statement to stockholders in connection with the solicitation of proxies for the special meeting of stockholders. The definitive Proxy Statement will contain important information. The definitive Proxy Statement will be mailed to stockholders as of a record date to be established for voting on the proposed merger.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of cell-based therapies.

The Company's products are expected to provide researchers, clinicians and pharmaceutical companies with the tools to rapidly isolate specific cells in quantity and quality, allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's lead product is currently in FDA approved clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; or maintain its current operations; uncertainties involving any strategic transaction the Company may decide to enter into as the result of its current efforts to explore new strategic alternatives; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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